Exhibit 99.2

16 September 2004

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC: HOLDING IN COMPANY

A letter from Fidelity Investments dated 13 September 2004 to Royal & Sun Alliance Insurance Group plc was received by Royal & Sun Alliance Insurance Group plc on 16 September 2004, relating to the sale of ordinary shares of 27.5p each. An extract follows:

Dear Sirs

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Amanda Phillips on 01737 837092 or by FAX on 01737 837450.

Yours faithfully

Amanda Phillips
Regulatory Reporting Analyst
FIL – Investment Compliance

NOTIFICATIONS UNDER SECTIONS 198 TO 202 – U.K. COMPANIES ACT

1.	Company in which shares are held: Royal & Sun Alliance Ins Group

2.      Notifiable Interest: Ordinary Shares

(A)	FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B)	Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3.	The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4.	The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5.	These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6.	The disclosable interests arise under Section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

By ___________________________

Rani Jandu
Regulatory Reporting Manager, FIL – Investment Compliance
Duly authorized under Powers of
Attorney dated August 25, 2004 by Eric D. Roiter by
and on behalf of FMR Corp. and
its direct and indirect subsidiaries, and
Fidelity International Limited and its direct
and indirect subsidiaries.

Schedule A

Security: Royal & Sun Alliance Ins Group

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME

	1,654,871	FIL	Bank of New York Brussels Total
	282,300	FIL	Bank of New York Europe Total
	11,935,369	FIL	Bank of New York London Total
	198,700	FIL	Bankers Trust Total
	638,600	FIL	Chase Manhattan Bank AG Frankfurt
	4,758,170	FIL	Chase Manhattan Bank London
	4,047,009	FIL	Chase Nominees Ltd
	401,060	FIL	Citibank
	593,200	FIL	Deutsche Bank
	116,100	FIL	Deutsche
	32,376,549	FIL	HSBC Client Holdings Nominee (UK) Limited
	2,169,100	FIL	JP Morgan
	360,619	FIL	Mellon Bank
	346,900	FIL	Mellon Nominees Ltd
	60,400	FIL	National Australia Bank
	6,674,997	FIL	Northern Trust
	294,100	FIL	Nortrust Nominees Ltd.
	954,000	FIL	Northern Trust
	34,600	FIL	PICG
	2,355,400	FIL	RBS Trust Bank
	388,900	FIL	State Street Bank & Trust
	85,300	FIL	State Street Hong Kong
	974,800	FIL	State Street Nominees Ltd
	53,028,337	FISL	Chase Manhattan Bank London
	368,400	FISL	Chase Nominees Ltd
	2,438,600	FISL	JP Morgan
	1,071,900	FMTC	Bank of New York
	470,600	FMTC	Bank of New York – Europe
	8,600	FMTC	Brown Brothers Harriman
	2,812,800	FMTC	BT Globenet Nominees Limited
	11,600	FMTC	Lloyds Bank Nominees Limited
	1,123,900	FMTC	Northern Trust
	1,178,100	FMTC	State Street Bank & Trust
	721,500	FMTC	State Street Nominees Ltd.
	810,200	FPM	Bank of New York Europe Total
	877,014	FPM	Bank of New York London Total
	2,429,153	FPM	Chase Nominees Ltd
	514,700	FPM	Citibank
	168,900	FPM	Deutsche Bank
	613,400	FPM	Mellon Nominees Ltd
	700,099	FPM	Northern Trust

	141,048,847		Grand Total Ordinary Shares

Current ownership percentage:	4.88%

Change in holdings since last filing:      - 28,371,180 ordinary shares

Name of contact and telephone number for queries

Gill Roberts 020 7111 7032

Name and signature of authorised company official responsible for making this notification

Jackie Fox, Deputy Group Company Secretary

Date of notification 16 September 2004